UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated:  March 14, 2011

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK SELECTED AS ADVANCED TEM SAMPLE PREPARATION
 SOLUTION PROVIDER
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Camtek’s Xact System Selected by a Leading Semiconductor Manufacturer For Advanced
Transmission Electron Microscope Analysis Applications

MIGDAL HAEMEK, Israel – March 14, 2011 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek” or the “Company”), announced today that a leading Asian Semiconductor Manufacturer  has selected the Xact, Camtek’s Advanced TEM (Transmission Electron Microscope) sample preparation solution,  enabling material analysis and verification. The Xact system is expected to be installed in the first quarter of 2011.

Shrinking feature dimensions and advances in material complexity require a scale of analysis only possible through STEM (Scanning Transmission Electron Microscope) and TEM processes. Sample preparation for the front-end of the line (FEOL) process monitoring and offline failure analysis has become a bottleneck. Existing sample preparation solutions are falling well short of meeting the evolving requirements of high resolution and high contrast imaging and analysis. Camtek’s Xact overcomes these limitations by applying the ground-breaking Adaptive Ion Milling (AIM™) technology, and offers negligible artifacts and improved throughput for customers.

The Xact was developed by SELA - Semiconductor Engineering Laboratories Ltd. (“SELA”), which was acquired by Camtek in November 2009.

Mr. Roy Porat, Camtek’s Chief Executive Officer, commented, “We are very pleased to announce this highly strategic order, with a leading customer that will be an important reference for us. This is solid evidence of the strong technological advantage that we have in this area. We believe this order is an important step in our penetration efforts into the Frontend of the Fab in general and the sample preparation market specifically. We believe that over the coming quarters, we will continue to grow and penetrate new customers with the Xact.”

“This is a new customer for Camtek. Every new customer- especially a tier-1 account- is highly important for us. It broadens our customer base, expands our industry relationships and increases our long-term sales potential. From a strategic perspective, a sale such as this opens potential for much more significant growth in the future,” concluded Mr. Porat.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors and Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.